# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12920 SE 38th Street, Bellevue, Washington (WA), 98006
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0000946770
Persons authorized to receive notices and communications: Dr. Axel Lutzner, VP DT Legal, Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113, 49-228-181-0

## Reporting persons
- Deutsche Telekom AG (CIK 0000946770): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (55.9% of the class)
- Deutsche Telekom Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (55.9% of the class)
- T-Mobile Global Holding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (55.9% of the class)
- T-Mobile Global Zwischenholding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (55.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: 12920 SE 38th Street, Bellevue, Washington (WA), 98006
Comment:
This Amendment No. 36 (this "Amendment No. 36") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013 (as amended and supplemented from time to time, this "Schedule 13D"), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Deutsche Telekom"), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom ("T-Mobile Global"), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global ("T-Mobile Holding"), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding ("DT Holding" and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the "Reporting Persons", and each, a "Reporting Person"), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of T-Mobile US, Inc., a Delaware corporation (the "Issuer" or "T-Mobile").

This Amendment No. 36 is being filed to update this Schedule 13D to reflect the decrease in the total amount of Common Stock outstanding as a result of a series of Common Stock repurchases by the Issuer, which has increased the percent of Common Stock owned by the Reporting Persons. Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 36 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Delaware Project 6 L.L.C., Delaware Project 9 L.L.C. and Signal Bright LLC ("Signal Bright"), each a wholly-owned subsidiary of SoftBank Group Corp. ("SoftBank"), if such Common Stock is not subject to the Proxy.

## Item 2. Identity and Background
Name of person filing:
This Item 2 is hereby amended and supplemented as follows:

The information set forth in Schedules A-1, A-3 and A-4 of this Schedule 13D (filed herewith as Exhibits 70, 71 and 72, respectively) is hereby incorporated by reference.
Residence or business address: Same as (a) above.
Present principal occupation or employment: Same as (a) above.
Criminal convictions in the last five years: Same as (a) above.
Civil proceedings (securities laws) in the last five years: Same as (a) above.
Citizenship: Same as (a) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and supplemented as follows:

The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own, in aggregate, 592,065,875 shares of Common Stock consisting of (i) 582,065,875 shares of Common Stock held by DT Holding and (ii) 10,000,000 shares of Common Stock held by Signal Bright and subject to the Proxy (of which 10,000,000 of such shares of Common Stock are subject to call options granted by Signal Bright to Deutsche Telekom), representing 55.9% of the shares of the Common Stock outstanding as of October 23, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on October 28, 2026. The number of shares of Common Stock held by Signal Bright is based solely on the information provided by SoftBank. In addition, Dr. Frank Appel, Chairman of Deutsche Telekom's supervisory board, and Dr. Thomas Dohmke and Natalie Knight, members of Deutsche Telekom's supervisory board, beneficially own 190 shares, 25 shares and 1,600 shares of Common Stock, respectively, which in each case represents less than 0.01% of the shares of Common Stock issued and outstanding as of October 23, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on October 28, 2026. To the best knowledge of the Reporting Persons, each of Dr. Frank Appel, Dr. Thomas Dohmke and Natalie Knight has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by such person.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Except as previously reported on this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 70 - Schedule A-1: Directors and Executive Officers of T-Mobile Global Holding GmbH

Exhibit 71 - Schedule A-3: Directors and Executive Officers of Deutsche Telekom AG

Exhibit 72 - Schedule A-4: Directors and Executive Officers of Deutsche Telekom Holding B.V.

## Signatures
- Deutsche Telekom AG: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/29/2026)
- Deutsche Telekom Holding B.V.: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/29/2026)
- T-Mobile Global Holding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/29/2026)
- T-Mobile Global Zwischenholding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/29/2026)